ArcelorMittal reports results for the first quarter 2018

Luxembourg, May 11, 2018 - ArcelorMittal (referred to as “ArcelorMittal” or the “Company”) (MT (New York, Amsterdam, Paris, Luxembourg), MTS (Madrid)), the world’s leading integrated steel and mining company, today announced results1 for the three-month period ended March 31, 2018.

Highlights:
•	Health and safety: LTIF rate of 0.62x in 1Q 2018 as compared to 0.87x in 4Q 2017 and 0.80x in 1Q 2017
•	Operating income increased to $1.6 billion in 1Q 2018 as compared to $1.2 billion in 4Q 2017, stable YoY
•	EBITDA of $2.5 billion in 1Q 2018, 17.3% higher as compared to $2.1 billion in 4Q 2017, primarily reflecting higher average steel selling prices (+8.2%) and higher seaborne iron ore reference prices (+13.6%); 1Q 2018 EBITDA up 12.6% YoY
•	Net income of $1.2 billion in 1Q 2018 as compared to $1.0 billion in both 4Q 2017 and 1Q 2017
•	Steel shipments of 21.3 Mt in 1Q 2018, up 1.7% vs. 4Q 2017 and up 1.4% vs. 1Q 2017
•	1Q 2018 iron ore shipments of 13.8Mt (+3.6% YoY), of which 9.1Mt shipped at market prices (+5.5% YoY)
•	Gross debt of $13.4 billion as of March 31, 2018. Net debt increased to $11.1 billion as of March 31, 2018, as compared to $10.1 billion as of December 31, 2017 due to working capital investment ($1.9 billion), share buyback ($0.2 billion)[2] and forex ($0.2 billion); net debt is $1.0 billion lower when compared to net debt as of March 31, 2017

Financial highlights (on the basis of IFRS1):

(USDm) unless otherwise shown	1Q 18	4Q 17	3Q 17	2Q 17	1Q 17
Sales	19,186	17,710	17,639	17,244	16,086
Operating income	1,569	1,234	1,234	1,390	1,576
Net income attributable to equity holders of the parent	1,192	1,039	1,205	1,322	1,002
Basic earnings per share (US$)[3]	1.17	1.02	1.18	1.30	0.98

Operating income/ tonne (US$/t)	73	59	57	65	75
EBITDA	2,512	2,141	1,924	2,112	2,231
EBITDA/ tonne (US$/t)	118	102	89	98	106
Steel-only EBITDA/ tonne (US$/t)	101	89	73	83	83

Crude steel production (Mt)	23.3	22.7	23.6	23.2	23.6
Steel shipments (Mt)	21.3	21.0	21.7	21.5	21.1
Own iron ore production (Mt)	14.6	14.4	14.2	14.7	14.0
Iron ore shipped at market price (Mt)	9.1	8.4	9.1	9.5	8.7

Commenting, Mr. Lakshmi N. Mittal, ArcelorMittal Chairman and CEO, said:

“The improvement in global steel market dynamics has continued into 2018, supporting an encouraging financial performance in the first quarter. EBITDA increased 13% year-on-year to $2.5 billion, while net income improved by 19% to $1.2 billion. The outlook for 2018 has strengthened as the year has progressed, with the combination of growing demand and supply-side reform driving higher capacity utilisation rates and healthy steel spreads globally. Against this improving backdrop, we continue to focus on structural improvement - through the delivery of our Action 2020 strategic plan - and investing with focus and discipline in opportunities that will drive higher future returns. Our acquisition of Ilva has now received competition clearance from the European Commission and we expect to complete this acquisition by the end of the second quarter 2018.”

Sustainable development and safety performance

Health and safety - Own personnel and contractors lost time injury frequency rate

Health and safety performance based on own personnel figures and contractors lost time injury frequency (LTIF) rate of 0.62x in the first quarter of 2018 (“1Q 2018”) as compared to 0.87x in the fourth quarter of 2017 (“4Q 2017”), and 0.80x in the first quarter of 2017 (“1Q 2017”).

The Company’s efforts to improve its Health and Safety record remain focused on both further reducing the rate of severe injuries and preventing fatalities.

Own personnel and contractors - Frequency rate

Lost time injury frequency rate	1Q 18	4Q 17	3Q 17	2Q 17	1Q 17
Mining	0.34	0.86	1.05	0.58	0.58
NAFTA	0.39	0.76	0.57	0.51	0.85
Brazil	0.41	0.46	0.45	0.37	0.41
Europe	0.77	1.00	0.79	1.08	1.20
ACIS	0.79	0.97	0.42	0.62	0.45
Total Steel	0.66	0.88	0.60	0.75	0.83
Total (Steel and Mining)	0.62	0.87	0.67	0.72	0.80

Key sustainable development highlights for 1Q 2018:

•	Achieved status of ‘Steel sustainability champion’ in new worldsteel award scheme, recognising our high standards in sustainable development data reporting, safety and life cycle analysis.
•	Response to the recommendations of the Task Force on Climate-Related Disclosures (TFCD) developed, with additional disclosures made in 2017 Integrated Annual Review.
•	Gold standard achieved in Ecovadis sustainability rating – required by many customers.

Analysis of results for 1Q 2018 versus 4Q 2017 and 1Q 2017

Total steel shipments in 1Q 2018 were 1.7% higher at 21.3Mt as compared with 21.0Mt for 4Q 2017 primarily due to higher steel shipments in NAFTA (+7.9%) and Europe (+5.4%), offset in part by lower steel shipments in ACIS (-6.9%) and by seasonally lower steel shipments in Brazil (-18.7%). Total steel shipments in 1Q 2018 were 1.4% higher as compared with 21.1Mt for 1Q 2017 primarily due to higher steel shipments in Brazil (+11.5%) and Europe (+4.8%) offset in part by lower shipments in ACIS (-6.0%) and NAFTA (-0.9%).

Sales in 1Q 2018 were $19.2 billion as compared to $17.7 billion for 4Q 2017 and $16.1 billion for 1Q 2017. Sales in 1Q 2018 were 8.3% higher as compared to 4Q 2017 primarily due to higher average steel selling prices (+8.2%), higher steel shipments (+1.7%), higher seaborne iron ore reference prices (+13.6%) and higher market-priced iron ore shipments (+8.1%). Sales in 1Q 2018 were 19.3% higher as compared to 1Q 2017 primarily due to higher average steel selling prices (+18.2%), higher steel shipments (+1.4%), and higher market-priced iron ore shipments (+5.5%), offset in part by lower seaborne iron ore reference prices (-13.1%).

Depreciation for 1Q 2018 was lower at $711 million as compared to $747 million for 4Q 2017. Depreciation was higher in 1Q 2018 as compared to $655 million in 1Q 2017 primarily due to depreciation of the US dollar against the Euro. Full year 2018 depreciation is expected to be approximately $2.9 billion (based on current exchange rates).

Impairment charges for 1Q 2018 were $86 million related to the agreed remedy package required for the approval of the Votorantim acquisition4. Impairment charges for 4Q 2017 were $160 million related to a downward revision of cash flow projections across all steel facilities in ArcelorMittal South Africa. Impairment charges for 1Q 2017 were nil.

Exceptional charges for 1Q 2018 were $146 million related to a provision taken in respect of an ongoing case in which a settlement is pending. Exceptional charges for 4Q 2017 and 1Q 2017 were nil.

Operating income for 1Q 2018 was $1.6 billion as compared to $1.2 billion in 4Q 2017 and $1.6 billion in 1Q 2017. Operating income for 1Q 2018 and 4Q 2017 were impacted by impairments and exceptional charges as discussed above.

Income from associates, joint ventures and other investments for 1Q 2018 was $212 million as compared to $125 million for 4Q 2017, increasing primarily on account of the annual dividend declared by Erdemir ($87 million) and improved performance of Calvert investee. Income from associates, joint ventures and other investments for 1Q 2017 was $86 million and included the dividend from Erdemir ($45 million), positive contribution from Calvert and China Oriental investees offset in part by a loss on dilution of the Company’s stake in China Oriental5.

Net interest expense in 1Q 2018 was $164 million as compared to $188 million in 4Q 2017 and $223 million in 1Q 2017. Net interest expense was lower in 1Q 2018 as compared to 4Q 2017 and 1Q 2017, primarily due to debt repayments and lower cost of debt.

Foreign exchange and other net financing losses in 1Q 2018 were $174 million as compared to losses of $261 million for 4Q 2017 and $133 million in 1Q 2017. For 1Q 2018, a foreign exchange gain of $72 million was recorded (as compared to a gain of $83 million for 4Q 2017) mainly on account of a 2.7% depreciation of the USD against the Euro (versus 1.6% depreciation in 4Q 2017). 1Q 2018 includes non-cash mark to market losses of $35 million related to mandatory convertible bond call options following the market price decrease of the underlying shares as compared to gains of $174 million and $158 million in 4Q 2017 and 1Q 2017, respectively. 4Q 2017 includes mark-to-market losses on a derivative relating to a pellet purchase agreement in the US of $0.3 billion. 1Q 2017 was additionally impacted by $159 million in premium accrued on early repayment of bonds (settled in April 2017).

ArcelorMittal recorded an income tax expense of $203 million for 1Q 2018 as compared to an income tax benefit of $119 million for 4Q 2017 and an income tax expense of $283 million in 1Q 2017. The tax benefit of 4Q 2017 is the result of recording a deferred tax asset of $275 million in Luxembourg following expectation of higher future taxable profits.

ArcelorMittal recorded a net income for 1Q 2018 of $1,192 million, or $1.17 earnings per share, as compared to a net income for 4Q 2017 of $1,039 million, or $1.02 earnings per share, and a net income for 1Q 2017 of $1,002 million, or $0.98 earnings per share.

Analysis of segment operations

NAFTA

(USDm) unless otherwise shown	1Q 18	4Q 17	3Q 17	2Q 17	1Q 17
Sales	4,752	4,296	4,636	4,607	4,458
Operating income	308	155	256	378	396
Depreciation	(132)	(137)	(125)	(128)	(128)
EBITDA	440	292	381	506	524
Crude steel production (kt)	5,864	5,598	5,904	5,762	6,216
Steel shipments (kt)	5,559	5,150	5,655	5,419	5,610
Average steel selling price (US$/t)	779	748	741	760	719

NAFTA segment crude steel production increased by 4.8% to 5.9Mt in 1Q 2018 as compared to 5.6Mt for 4Q 2017, primarily reflecting market improvement in the US and recovery following an operational issue in Mexico in the prior quarter.

Steel shipments in 1Q 2018 increased by 7.9% to 5.6Mt as compared to 5.2Mt in 4Q 2017, driven primarily by an increase in volumes in flat products on account of improved market fundamentals, following the destock that negatively impacted 4Q 2017.

Sales in 1Q 2018 increased by 10.6% to $4.8 billion as compared to $4.3 billion in 4Q 2017, primarily due to higher steel shipment volumes as discussed above, and higher average steel selling prices +4.3% (for both flat products +3.5% and long products +9.1%).

Operating income in 1Q 2018 of $308 million was higher as compared to $155 million in 4Q 2017 and lower as compared to $396 million in 1Q 2017.

EBITDA in 1Q 2018 increased by 50.7% to $440 million as compared to $292 million in 4Q 2017 primarily due to higher steel shipment volumes (+7.9%). EBITDA in 1Q 2018 declined by 15.9% as compared to $524 million in 1Q 2017 primarily due to a negative price-cost effect.

Brazil

(USDm) unless otherwise shown	1Q 18	4Q 17	3Q 17	2Q 17	1Q 17
Sales	1,988	2,252	2,059	1,834	1,610
Operating income	215	266	128	128	175
Depreciation	(69)	(75)	(74)	(73)	(71)
Impairment	(86)	-	-	-	-
EBITDA	370	341	202	201	246
Crude steel production (kt)	2,801	2,989	2,797	2,714	2,710
Steel shipments (kt)	2,483	3,052	2,940	2,622	2,226
Average steel selling price (US$/t)	752	685	651	655	678

Brazil segment crude steel production decreased by 6.3% to 2.8Mt in 1Q 2018 as compared to 3.0Mt in 4Q 2017.

Steel shipments in 1Q 2018 decreased by 18.7% to 2.5Mt as compared to 3.1Mt in 4Q 2017, primarily due to a seasonal decrease in flat product steel shipments (primarily export).

Sales in 1Q 2018 decreased by 11.7% to $2.0 billion as compared to $2.3 billion in 4Q 2017, due to lower steel shipments (-18.7%), offset in part by higher average steel selling prices (9.8%) with both domestic and export prices increasing.

Operating income in 1Q 2018 was lower at $215 million as compared to $266 million in 4Q 2017 and higher than $175 million in 1Q 2017. Operating income in 1Q 2018 was impacted by impairment of $86 million (Cariacica and Itaúna industrial plants in Brazil) related to the agreed remedy package required for the approval of the Votorantim acquisition.

EBITDA in 1Q 2018 increased by 8.5% to $370 million as compared to $341 million in 4Q 2017 due to positive price-cost effect offset in part by lower steel shipment volumes. EBITDA in 1Q 2018 was 50.5% higher as compared to $246 million in 1Q 2017 due to higher steel shipment volumes (+11.5%) driven by improved demand and a positive price-cost effect.

Europe

(USDm) unless otherwise shown	1Q 18	4Q 17	3Q 17	2Q 17	1Q 17
Sales	10,641	9,610	9,196	9,180	8,222
Operating income	580	525	546	652	636
Depreciation	(318)	(336)	(302)	(290)	(273)
Exceptional charges	(146)	-	-	-	-
EBITDA	1,044	861	848	942	909
Crude steel production (kt)	11,246	10,311	11,248	10,997	11,212
Steel shipments (kt)	10,697	10,151	10,116	10,466	10,208
Average steel selling price (US$/t)	801	736	723	698	649

Europe segment crude steel production increased by 9.1% to 11.2Mt in 1Q 2018, as compared to 10.3Mt in 4Q 2017 following a reline in ArcelorMittal Bremen and a blast furnace maintenance in ArcelorMittal Galati in 4Q 2017.

Steel shipments in 1Q 2018 increased by 5.4% to 10.7Mt as compared to 10.2Mt in 4Q 2017, primarily due to a 5.6% increase in flat product shipments and 5.0% increase in long product shipments.

Sales in 1Q 2018 were $10.6 billion, 10.7% higher as compared to $9.6 billion in 4Q 2017, with higher average steel selling prices (+8.7%) (related to increases in both the flat (+8.3%) and long product businesses (+9.4%)) and higher steel shipments, as discussed above.

Operating income in 1Q 2018 was $580 million as compared to $525 million in 4Q 2017 and $636 million in 1Q 2017. Operating income in 1Q 2018 was impacted by exceptional charges of $146 million related to a provision taken in respect of an ongoing case in which a settlement is pending.

EBITDA in 1Q 2018 increased by 21.2% to $1,044 million as compared to $861 million in 4Q 2017 primarily due to higher steel shipment volumes and foreign exchange translation impact. EBITDA in 1Q 2018 improved by 14.9% as compared to 1Q 2017 primarily due to higher steel shipments (+4.8%) and foreign exchange effects offset in part by a negative price-cost effect.

ACIS

(USDm) unless otherwise shown	1Q 18	4Q 17	3Q 17	2Q 17	1Q 17
Sales	2,080	2,039	1,941	1,834	1,807
Operating income	290	182	159	51	116
Depreciation	(73)	(81)	(80)	(77)	(75)
Impairment	-	(160)	-	(46)	-
EBITDA	363	423	239	174	191
Crude steel production (kt)	3,400	3,832	3,669	3,685	3,492
Steel shipments (kt)	3,029	3,254	3,362	3,257	3,221
Average steel selling price (US$/t)	610	546	515	499	502

ACIS segment crude steel production in 1Q 2018 decreased by 11.3% to 3.4Mt as compared to 3.8Mt in 4Q 2017 primarily due to planned (blast furnace #9) and unplanned maintenance in Ukraine.

Steel shipments in 1Q 2018 decreased by 6.9% to 3.0Mt as compared to 3.3Mt in 4Q 2017, primarily due to lower steel shipments in Ukraine offset in part by seasonally higher steel shipments in South Africa.

Sales in 1Q 2018 increased by 2.0% to $2.1 billion as compared to $2.0 billion in 4Q 2017 primarily due to higher average steel selling prices (+11.8%) across all businesses, offset in part by lower steel shipments (-6.9%).

Operating income in 1Q 2018 was $290 million as compared to $182 million in 4Q 2017 and $116 million in 1Q 2017. Operating income in 4Q 2017 was impacted by impairments of $160 million across all steel facilities in ArcelorMittal South Africa.

EBITDA in 1Q 2018 decreased by 14.1% to $363 million as compared to $423 million in 4Q 2017, primarily due to lower volumes in Ukraine (negatively impacted by planned and unplanned maintenance). EBITDA in 1Q 2018 was significantly higher as compared to $191 million in 1Q 2017, primarily due to a positive price-cost effect offset in part by lower steel shipments (-6.0%).

Mining

(USDm) unless otherwise shown	1Q 18	4Q 17	3Q 17	2Q 17	1Q 17
Sales	1,024	959	1,029	1,015	1,030
Operating income	242	159	238	216	378
Depreciation	(107)	(108)	(103)	(103)	(102)
EBITDA	349	267	341	319	480

Own iron ore production (a) (Mt)	14.6	14.4	14.2	14.7	14.0
Iron ore shipped externally and internally at market price (b) (Mt)	9.1	8.4	9.1	9.5	8.7
Iron ore shipment - cost plus basis (Mt)	4.7	5.8	5.9	5.8	4.7
Own coal production(a) (Mt)	1.5	1.5	1.5	1.6	1.7
Coal shipped externally and internally at market price(b) (Mt)	0.4	0.6	0.6	0.8	0.8
Coal shipment - cost plus basis (Mt)	0.9	0.9	0.9	0.9	0.9

(a) Own iron ore and coal production not including strategic long-term contracts.

(b) Iron ore and coal shipments of market-priced based materials include the Company’s own mines and share of production at other mines, and exclude supplies under strategic long-term contracts.

Own iron ore production in 1Q 2018 increased by 1.3% to 14.6Mt as compared to 14.4Mt in 4Q 2017, due to improved iron ore production in Liberia (which remains on track to produce 5Mt in 2018) and Ukraine, offset in part by seasonally lower production in ArcelorMittal Mines Canada6 (AMMC). Own iron ore production in 1Q 2018 increased by 4.3% as compared to 1Q 2017 primarily due to increased production in Liberia offset in part by lower AMMC production.

Market-priced iron ore shipments in 1Q 2018 increased by 8.1% to 9.1Mt as compared to 8.4Mt in 4Q 2017, primarily driven by higher shipments in Liberia and Ukraine. Market-priced iron ore shipments in 1Q 2018 increased by 5.5% as compared to 1Q 2017 driven by higher shipments in Liberia offset in part by lower AMMC shipments. Market-priced iron ore shipments are expected to grow 10% in 2018 compared to 2017.

Own coal production in 1Q 2018 increased by 3.0% to 1.5Mt as compared to 4Q 2017 primarily due to higher production at Princeton (US) mines. Own coal production in 1Q 2018 decreased by 11.3% as compared to 1Q 2017 primarily due to lower production in Kazakhstan following operational and geological issues offset in part by higher production at Princeton (US) mines.

Market-priced coal shipments in 1Q 2018 declined by 27.5% to 0.4Mt as compared to 0.6Mt in 4Q 2017. Market-priced coal shipments in 1Q 2018 decreased by 46.0% as compared to 1Q 2017 primarily due to decreased shipments at Kazakhstan.

Operating income in 1Q 2018 increased to $242 million as compared to $159 million in 4Q 2017, and was lower than $378 million in 1Q 2017.

EBITDA in 1Q 2018 increased by 30.7% to $349 million as compared to $267 million in 4Q 2017, primarily due to increased seaborne iron ore reference prices (+13.6%) and higher market-priced iron ore shipments (+8.1%). EBITDA in 1Q 2018 was lower as compared to $480 million in 1Q 2017, primarily due to lower seaborne iron ore reference prices (-13.1%), lower coal shipments offset in part by higher market-priced iron ore shipment volumes (+5.5%).

Liquidity and Capital Resources

For 1Q 2018, net cash provided by operating activities was $160 million as compared to $2,885 million in 4Q 2017 and net cash used in operating activities of $299 million in 1Q 2017. The lower net cash provided by operating activities during 1Q 2018 reflects working capital investment of $1,869 million (which follows the normal seasonal pattern and reflects the effect of higher steel shipments as well as the impact of higher selling prices and higher raw material prices), as compared to working capital release of $1,657 million in 4Q 2017.

Net cash used in investing activities during 1Q 2018 was $676 million as compared to $931 million during 4Q 2017 and $598 million in 1Q 2017. Capital expenditures decreased to $752 million in 1Q 2018 as compared to $1,036 million in 4Q 2017 and higher as compared to $580 million in 1Q 2017. FY 2018 capital expenditure is expected to be $3.8 billion.

Cash provided by other investing activities in 1Q 2018 of $76 million primarily includes proceeds from the sale of Frydek Mistek in Czech Republic7. Cash provided by other investing activities in 4Q 2017 of $105 million primarily included tangible asset disposals and disposal proceeds of US long products (Georgetown).

Net cash used by financing activities in 1Q 2018 of $33 million includes proceeds from commercial paper issuances ($0.2 billion) offset by $0.2 billion used under the share buyback program. Net cash used by financing activities in 4Q 2017 of $2.2 billion includes $1.2 billion of bonds repurchased in October 2017 pursuant to cash tender offers, $0.6 billion (€540 million) repayment at maturity of the euro 4.625% Notes due November 17, 2017, $644 million used to early redeem in December 2017 the 6.125% Notes due June 1, 2018 and partial repayment of borrowings offset in part by a new $0.4 billion (€300 million) Schuldschein loan in October 2017 and $0.6 billion (€500 million) euro 0.95% bond due January 17, 2023 issued in December 2017. Net cash provided by financing activities for 1Q 2017 of $666 million primarily includes proceeds from the European Investment Bank loan8 of €350 million ($373 million) and $0.3 billion of commercial paper issuances.

During 1Q 2018, the Company paid dividends of $50 million to minority shareholders in AMMC (Canada) as compared to $21 million in 4Q 2017 (primarily to minority shareholders in Bekaert (Brazil)) and $40 million in 1Q 2017 (primarily to minority shareholders in AMMC (Canada)).

As of March 31, 2018, the Company’s cash and cash equivalents amounted to $2.3 billion as compared to $2.8 billion at December 31, 2017 and $2.4 billion at March 31, 2017.

Gross debt increased to $13.4 billion as of March 31, 2018, as compared to $12.9 billion at December 31, 2017 and decreased as compared to $14.5 billion at March 31, 2017.

As of March 31, 2018, net debt increased to $11.1 billion as compared with $10.1 billion at December 31, 2017 primarily due to lower net cash provided by operating activities less capex ($0.6 billion), negative foreign exchange impacts on Euro-denominated debt ($0.2 billion) and share buyback ($0.2 billion). Net debt as of March 31, 2018, was lower as compared to $12.1 billion as of March 31, 2017.

As of March 31, 2018, the Company had liquidity of $7.8 billion, consisting of cash and cash equivalents of $2.3 billion and $5.5 billion of available credit lines9. The $5.5 billion credit facility contains a financial covenant of 4.25x Net debt / EBITDA (as defined in the facility). As of March 31, 2018, the average debt maturity was 5.2 years.

Key recent developments

•	On May 9, 2018, the Annual General Meeting of shareholders of ArcelorMittal held in Luxembourg approved all resolutions. The results of the votes are posted on www.arcelormittal.com under "Investors > Equity Investors > Shareholders’ meetings > Annual General Meeting of shareholders, 9 May 2018" where the full documentation regarding the general meeting is available. The shareholders re-elected Mrs. Karyn Ovelmen and Mr. Tye Burt as directors of ArcelorMittal for a term of three years each.

•	On April 13, 2018, ArcelorMittal announced that, as part of the ongoing European Commission (‘EC’) review into its acquisition of Ilva, it submitted a proposed divestment package to the EC to address concerns the EC has raised during its review. The divestment package includes the following assets:
o	ArcelorMittal Piombino, the Company's only galvanized steel plant in Italy
o	ArcelorMittal Galati, Romania
o	ArcelorMittal Skopje, Macedonia
o	ArcelorMittal Ostrava, Czech Republic
o	ArcelorMittal Dudelange, Luxembourg
o	Hot dipped galvanizing lines 4 and 5 in Flemalle; hot-rolled pickling, cold rolling and tin packaging lines in Tilleur, all of which are in Liège, Belgium.

On May 7, 2018, ArcelorMittal announced that it has been granted merger clearance by the EC for AM Investco Italy S.r.l. (AM Investco)’s proposed acquisition of Ilva S.p.A (Ilva). EC merger clearance follows the conclusion of the Commission’s Phase II investigation into the proposed acquisition of Ilva, and has been granted on the basis that the Company has committed to dispose of assets in the divestment package. Approval by the EC is a significant milestone in the transaction to acquire Ilva and represents a major step towards closing the deal, which is now expected end of June 2018.

•	In February 2018, the Brazilian antitrust authority - CADE - approved the acquisition, by ArcelorMittal, of the entire representative shares of Votorantim Siderurgia’s equity capital. The closing of the transaction occurred on April 1, 2018, Votorantim Siderurgia, under the new corporate name of ArcelorMittal Sul Fluminense, became a subsidiary of ArcelorMittal Brasil. The combination of the businesses will result in a long product steel producer with annual crude steel capacity of 5.1 million metric tonnes. CADE’s approval was subject to the fulfilment of certain divestment commitments: ArcelorMittal Brasil agreed to dispose of its two production sites of Cariacica and Itaúna, as well as some drawing equipment, which disposal was completed early May 2018. This acquisition aims to create value through cost, logistical and operational synergies totaling ~$110 million per annum.

•         On April 12, 2018, ArcelorMittal published a convening notice for its Extraordinary General Meeting of shareholders, which will be held on May 16, 2018 at 11.00 a.m. CET at the company’s registered office, 24-26, Boulevard d’Avranches, L-1160 in Luxembourg. The convening notice, the amended draft of the articles of association, the voting forms and all other meeting documentation are available on ArcelorMittal's website under “Investors – Equity investors – Shareholders’ meetings – Extraordinary General Meeting May 16, 2018”.

•	On March 28, 2018, ArcelorMittal announced the completion of its share buyback program. ArcelorMittal repurchased 7 million shares for a total value of approximately €184 million (equivalent USD 226 million) at an approximate average price per share of €26.34. All details are available on its website on: http://corporate.arcelormittal.com/investors/equity-investors/share-buyback.

•	On February 12, 2018, the Company’s subsidiary ArcelorMittal India Private Limited (AMIPL) submitted a Resolution Plan for Essar Steel India Limited (Essar Steel) which set out a detailed plan to restore Essar Steel’s fortunes and enable it to realise its full potential and participate in the anticipated steel demand growth in India. On March 2, 2018, ArcelorMittal signed a joint venture formation agreement with Nippon Steel & Sumitomo Metal Corporation (NSSMC) in relation to its offer to acquire Essar Steel.

This will involve a multi staged approach: initial steps will be to stabilize the operation and increase production from the current 5.6Mtpa level to 8.5Mtpa in the medium term and ultimately have long term aspirations to produce between 15-20Mtpa.

•	On February 1, 2018, Standard and Poors Global Ratings (S&P) raised its long-term corporate credit rating on ArcelorMittal to 'BBB-' from 'BB+' and assigned a stable outlook. At the same time, S&P raised the short-term corporate rating to 'A-3' from 'B' and raised its issue-level ratings on ArcelorMittal's unsecured debt to 'BBB-' from 'BB+'. Because these ratings are now investment grade, S&P has withdrawn the associated recovery ratings.

Recent filings

•	During May 2018, ArcelorMittal published the 2017 investor relations fact book. The report is available on http://corporate.arcelormittal.com under "Investors > Financial reports > Factbook.”

•         On March 12, 2018, ArcelorMittal published the statutory financial statements of ArcelorMittal parent company for the year ended December 31, 2017. These financial statements have been filed with the electronic database of the Luxembourg Stock Exchange (www.bourse.lu) and are available on http://corporate.arcelormittal.com under "Investors > Financial reports > Annual reports".

•         On February 16, 2018, ArcelorMittal published its annual report for the year ended December 31, 2017. The report has been filed with the electronic database of the Luxembourg Stock Exchange (www.bourse.lu) and are available on http://corporate.arcelormittal.com under "Investors > Financial reports > Annual reports".

•         On February 15, 2018, ArcelorMittal filed its Annual Report 2017 on Form 20-F with the U.S. Securities and Exchange Commission (SEC). The report is available on ArcelorMittal's website http://corporate.arcelormittal.com under “Investors > Financial reports > SEC filings”.

Outlook and guidance

The following global apparent steel consumption (“ASC”) figures reflect the Company’s 2018 estimates, which remain unchanged from those presented in connection with the full year 2017 results announcement in January 2018.

Market conditions are favorable. The demand environment remains positive (as evidenced by the continued high readings from the ArcelorMittal weighted PMI), and steel spreads remain healthy.

Global apparent steel consumption (“ASC”) is estimated to have expanded by +3.2% in 2017. Based on the current economic outlook, ArcelorMittal expects global ASC to grow further in 2018 by between +1.5% to +2.5%. By region: ASC in US is expected to grow +1.5% to +2.5% in 2018 (including pipes and tubes) (versus +1.3% in 2017 (excluding pipes and tubes)) driven by demand in machinery and construction. In Europe, we expect underlying demand to continue to grow, supported by the strength of machinery and construction end markets, and overall demand is expected to be +1.0% to +2.0% in 2018 (versus growth of +1.5% in 2017). In Brazil, ASC is expected to grow by +6.5% to +7.5% in 2018 (an acceleration of growth versus +4.6% in 2017), as the economy starts to turnaround with improved consumer confidence and pick up in longs as construction recovers. In the CIS, ASC is expected to grow +2.0% to +3.0% in 2018 (a moderation of growth versus +5.4% in 2017). In China, ASC grew by +3.5% in 2017, higher than our initial expectations. Overall demand is expected to remain close to this level in 2018 (between -0.5% to +0.5%), as the anticipated weakness in the real estate sector is expected to be offset in part by robust infrastructure and automotive end markets. Nevertheless, ex-China ASC is expected to grow by approximately +3.0% to +4.0% in 2018 (versus +2.8% in 2017), which supports global ASC growth of +1.5% to +2.5% in 2018 (as compared to growth of ~3.2% in 2017).

The Company expects cash needs of the business (excluding working capital investment) to increase in 2018 to approximately $5.6 billion from $4.4 billion in 2017. The expected increase in capex to $3.8 billion in 2018 from $2.8 billion in 2017 largely reflects the Mexico hot strip mill project and anticipated ILVA capex as well as additional strategic projects ($0.3 billion, including further investment to enhance downstream optimization in Europe and HAV in Canada and Europe). Net interest is expected to decline to $0.6 billion from $0.8 billion in 2017 reflecting the benefits of liability management exercises completed in 2017. Other cash needs are expected to increase to $1.2 billion from $0.8 billion in 2017, primarily on account of higher expected cash taxes due to timing impacts.

Working capital requirements for 2018 are expected to be driven by market conditions.

The Company will continue to prioritize deleveraging and believes that $6 billion is an appropriate net debt target that will sustain investment grade metrics even at the low point of the cycle. The Company will continue to invest in opportunities that will enhance future returns. By investing in these opportunities with focus and discipline, the cash flow generation potential of the Company is expected to increase. The Board has agreed on a new dividend policy which has been approved by the shareholders at the AGM on May 9, 2018. Given the current deleveraging bias, dividends will begin at $0.10/share in 2018 (paid from 2017 results10). Once it achieves net debt at or below its target, the Company is committed to returning a portion of annual FCF to shareholders.

ArcelorMittal Condensed Consolidated Statement of Financial Position1

	Mar 31,	Dec 31,	Mar 31,
In millions of U.S. dollars	2018	2017	2017
ASSETS
Cash and cash equivalents (C)	2,260	2,786	2,402
Trade accounts receivable and other	5,012	3,863	3,971
Inventories	18,952	17,986	16,393
Prepaid expenses and other current assets	2,653	1,931	2,251
Assets held for sale[11]	224	179	126
Total Current Assets	29,101	26,745	25,143

Goodwill and intangible assets	5,759	5,737	5,716
Property, plant and equipment	37,031	36,971	35,049
Investments in associates and joint ventures	5,231	5,084	4,470
Deferred tax assets	7,170	7,055	5,931
Other assets	3,671	3,705	2,182
Total Assets	87,963	85,297	78,491

LIABILITIES AND SHAREHOLDERS’ EQUITY
Short-term debt and current portion of long-term debt (B)	4,084	2,785	3,452
Trade accounts payable and other	13,494	13,428	12,043
Accrued expenses and other current liabilities	5,389	5,147	4,853
Liabilities held for sale[11]	42	50	38
Total Current Liabilities	23,009	21,410	20,386

Long-term debt, net of current portion (A)	9,309	10,143	11,047
Deferred tax liabilities	2,605	2,684	2,626
Other long-term liabilities	10,349	10,205	10,503
Total Liabilities	45,272	44,442	44,562

Equity attributable to the equity holders of the parent	40,608	38,789	31,743
Non-controlling interests	2,083	2,066	2,186
Total Equity	42,691	40,855	33,929
Total Liabilities and Shareholders’ Equity	87,963	85,297	78,491

Net Debt (D=A+B-C)	11,133	10,142	12,097

ArcelorMittal Condensed Consolidated Statement of Operations1

	Three months ended
In millions of U.S. dollars unless otherwise shown	Mar 31, 2018	Dec 31, 2017	Sep 30, 2017	Jun 30, 2017	Mar 31, 2017
Sales	19,186	17,710	17,639	17,244	16,086
Depreciation (B)	(711)	(747)	(690)	(676)	(655)
Impairment (B)	(86)	(160)	-	(46)	-
Exceptional charges (B)	(146)	-	-	-	-
Operating income (A)	1,569	1,234	1,234	1,390	1,576
Operating margin %	8.2%	7.0%	7.0%	8.1%	9.8%

Income from associates, joint ventures and other investments	212	125	117	120	86
Net interest expense	(164)	(188)	(205)	(207)	(223)
Foreign exchange and other net financing gain/(loss)	(174)	(261)	132	210	(133)
Income before taxes and non-controlling interests	1,443	910	1,278	1,513	1,306
Current tax expense	(284)	(134)	(116)	(126)	(207)
Deferred tax benefit / (expense)	81	253	45	(71)	(76)
Income tax (expense) / benefit	(203)	119	(71)	(197)	(283)
Income including non-controlling interests	1,240	1,029	1,207	1,316	1,023
Non-controlling interests (income) / loss	(48)	10	(2)	6	(21)
Net income attributable to equity holders of the parent	1,192	1,039	1,205	1,322	1,002

Basic earnings per common share ($)[3]	1.17	1.02	1.18	1.30	0.98
Diluted earnings per common share ($)[3]	1.17	1.01	1.18	1.29	0.98

Weighted average common shares outstanding (in millions)[3]	1,019	1,020	1,020	1,020	1,020
Diluted weighted average common shares outstanding (in millions)[3]	1,023	1,024	1,023	1,023	1,022

OTHER INFORMATION
EBITDA (C = A-B)	2,512	2,141	1,924	2,112	2,231
EBITDA Margin %	13.1%	12.1%	10.9%	12.2%	13.9%

Own iron ore production (Mt)	14.6	14.4	14.2	14.7	14.0
Crude steel production (Mt)	23.3	22.7	23.6	23.2	23.6
Steel shipments (Mt)	21.3	21.0	21.7	21.5	21.1

ArcelorMittal Condensed Consolidated Statement of Cash flows1

	Three months ended
In millions of U.S. dollars	Mar 31, 2018	Dec 31, 2017	Sep 30, 2017	Jun 30, 2017	Mar 31, 2017
Operating activities:
Income attributable to equity holders of the parent	1,192	1,039	1,205	1,322	1,002
Adjustments to reconcile net income to net cash (used in) / provided by operations:
Non-controlling interest’s income / (loss)	48	(10)	2	(6)	21
Depreciation and impairment	797	907	690	722	655
Exceptional charges	146	-	-	-	-
Income from associates, joint ventures and other investments	(212)	(125)	(117)	(120)	(86)
Deferred tax (benefit)/ expense	(81)	(253)	(45)	71	76
Change in working capital	(1,869)	1,657	(801)	(548)	(2,181)
Other operating activities (net)	139	(330)	(171)	(227)	214
Net cash provided by / (used in) operating activities (A)	160	2,885	763	1,214	(299)
Investing activities:
Purchase of property, plant and equipment and intangibles (B)	(752)	(1,036)	(637)	(566)	(580)
Other investing activities (net)	76	105	74	(172)	(18)
Net cash used in investing activities	(676)	(931)	(563)	(738)	(598)
Financing activities:
Net proceeds / (payments) relating to payable to banks and long-term debt	263	(2,131)	587	(726)	743
Dividends paid	(50)	(21)	(80)	-	(40)
Share buyback	(226)	-	-	-	-
Other financing activities (net)	(20)	(15)	7	(18)	(37)
Net cash (used in) / provided by financing activities	(33)	(2,167)	514	(744)	666
Net (decrease) / increase in cash and cash equivalents	(549)	(213)	714	(268)	(231)
Cash and cash equivalents transferred from assets held for sale	-	-	-	-	13
Effect of exchange rate changes on cash	17	16	9	30	3
Change in cash and cash equivalents	(532)	(197)	723	(238)	(215)

Free cash flow (C=A+B)	(592)	1,849	126	648	(879)

Appendix 1: Product shipments by region

(000'kt)	1Q 18	4Q 17	3Q 17	2Q 17	1Q 17
Flat	4,811	4,414	4,820	4,748	4,944
Long	921	872	984	845	829
NAFTA	5,559	5,150	5,655	5,419	5,610
Flat	1,400	1,950	1,766	1,682	1,364
Long	1,095	1,108	1,181	945	866
Brazil	2,483	3,052	2,940	2,622	2,226
Flat	7,704	7,298	7,098	7,482	7,377
Long	2,961	2,821	2,954	2,913	2,806
Europe	10,697	10,151	10,116	10,466	10,208
CIS	1,866	2,209	2,297	2,212	2,119
Africa	1,167	1,044	1,065	1,045	1,102
ACIS	3,029	3,254	3,362	3,257	3,221

Note: “Others and eliminations” are not presented in the table

Appendix 2a: Capital expenditures

(USDm)	1Q 18	4Q 17	3Q 17	2Q 17	1Q 17
NAFTA	160	184	95	90	97
Brazil	47	72	79	55	57
Europe	313	430	213	248	252
ACIS	117	165	114	75	73
Mining	107	179	132	94	90
Total	752	1,036	637	566	580

Note: “Others and eliminations” are not presented in the table

Appendix 2b: Capital expenditure projects

The following tables summarize the Company’s principal growth and optimization projects involving significant capital expenditures.

Completed projects in most recent quarters

Segment	Site / unit	Project	Capacity / details	Actual completion
NAFTA	AM/NS Calvert (US)	Phase 2: Slab yard expansion (Bay 5)	Increase coil production level from 4.6Mt/year to 5.3Mt/year coils	2Q 2017
NAFTA	ArcelorMittal Dofasco (Canada)	Phase 2: Convert the current galvanizing line #4 to a Galvalume line	Allow the galvaline #4 to produce 160kt galvalume and 128kt galvanize and closure of galvanize line #1 (capacity 170kt of galvalume)	2Q 2017
Europe	ArcelorMittal Krakow (Poland)	Hot strip mill (HSM) extension	Increase hot rolled coil (HRC) capacity by 0.9Mt/year	2Q 2017
Europe	ArcelorMittal Krakow (Poland)	Hot dipped galvanizing (HDG) capacity increase	Increasing HDG capacity by 0.4Mt/year	2Q 2017

Ongoing projects

Segment	Site / unit	Project	Capacity / details	Forecast completion

Europe	Gent & Liège (Europe Flat Automotive UHSS Program)	Gent: Upgrade HSM and new furnace Liège: Annealing line transformation	Increase ~400kt in Ultra High Strength Steel capabilities	2Q 2018
Europe	ArcelorMittal Differdange (Luxembourg)	Modernisation of finishing of “Grey rolling mill"	Revamp finishing to achieve full capacity of Grey mill at 850kt/y	2Q 2018
ACIS	ArcelorMittal Kryvyi Rih (Ukraine)	New LF&CC 2&3	Facilities upgrade to switch from ingot to continuous caster route. Additional billets of 290kt over ingot route through yield increase	4Q 2018
NAFTA	Indiana Harbor (US)	Indiana Harbor “footprint optimization project”	Restoration of 80” HSM and upgrades at Indiana Harbor finishing	2018(a)
Europe	Sosnowiec (Poland)	Modernization of Wire Rod Mill	Upgrade rolling technology improving the mix of HAV products and increase volume by 90kt	2019
NAFTA	Mexico	Build new HSM	Production capacity of 2.5Mt/year	2020(b)
NAFTA	ArcelorMittal Dofasco (Canada)	Hot Strip Mill Modernization	Replace existing three end of life coilers with two states of the art coilers and new runout tables.	2020(c)
NAFTA	Burns Harbor (US)	New Walking Beam Furnaces	Two new walking beam reheat furnaces bringing benefits on productivity, quality and operational cost	2021
Brazil	ArcelorMittal Vega Do Sul	Expansion project	Increase hot dipped galvanizing (HDG) capacity by 0.6Mt/year and cold rolling (CR) capacity by 0.7Mt/year	On hold
Brazil	Juiz de Fora	Melt shop expansion	Increase in meltshop capacity by 0.2Mt/year	On hold(d)
Brazil	Monlevade	Sinter plant, blast furnace and melt shop	Increase in liquid steel capacity by 1.2Mt/year; Sinter feed capacity of 2.3Mt/year	On hold
Mining	Liberia	Phase 2 expansion project	Increase production capacity to 15Mt/year	Under review(e)

a)	In support of the Company’s Action 2020 program that was launched at its fourth quarter and full-year 2015 earnings announcement, the footprint optimization project at ArcelorMittal Indiana Harbor is now complete, which has resulted in structural changes required to improve asset and cost optimization. The plan involved idling redundant operations including the #1 aluminize line, 84” hot strip mill (HSM), and #5 continuous galvanizing line (CGL) and No.2 steel shop (idled in 2Q 2017) whilst making further planned investments totalling ~$200 million including a new caster at No.3 steel shop (completed in 4Q 2016), restoration of the 80” hot strip mill and Indiana Harbor finishing are ongoing. The full project scope is expected to be completed in 2018.

b)	On September 28, 2017, ArcelorMittal announced a major US$1 billion, three-year investment programme at its Mexican operations, which is focussed on building ArcelorMittal Mexico’s downstream capabilities, sustaining the competitiveness of its mining operations and modernising its existing asset base. The programme is designed to enable ArcelorMittal Mexico to meet the anticipated increased demand requirements from domestic customers, realise in full ArcelorMittal Mexico’s production capacity of 5.3 million tonnes and significantly enhance the proportion of higher-value added products in its product mix, in-line with the Company’s Action 2020 strategic plan. The main investment will be the construction of a new hot strip mill. Construction will take approximately three years and, upon completion, will enable ArcelorMittal Mexico to produce c. 2.5 million tonnes of flat rolled steel, long steel c. 1.8 million tonnes and the remainder made up of semi-finished slabs. Coils from the new hot strip mill will be supplied to domestic, non-auto, general industry customers. The project commenced late 4Q 2017 and is expected to be completed in the second quarter of 2020. The Company expects capital expenditures of approximately $350 million with respect to this programme in 2018.

c)	Investment in ArcelorMittal Dofasco (Canada) to modernise the hot strip mill. The project is to install two new state of the art coilers and runout tables to replace three end of life coilers. The strip cooling system will be upgraded and include innovative power cooling technology to improve product capability. The project is expected to be completed in 2020.

d)	Although the Monlevade wire rod expansion project and Juiz de Fora rebar expansion were completed in 2015, the Juiz de Fora melt shop project is currently on hold and is expected to be completed upon Brazil domestic market recovery.

e)	ArcelorMittal Liberia has moved ore extraction from its depleting DSO (direct shipping ore) deposit at Tokadeh to the nearby, lower impurity DSO Gangra deposit with planned production of 5Mt in 2018. The Gangra mine, haul road and related existing plant and equipment upgrades have now been completed. Following a period of exploration cessation caused by the onset of Ebola, ArcelorMittal Liberia recommenced drilling for DSO resource extensions in late 2015. During 2016, the operation at Tokadeh was right-sized to focus on its “natural” Atlantic markets. The originally planned phase 2 project of 15Mtpa of concentrate sinter fine ore product was delayed in August 2014 due to the declaration of force majeure by contractors following the Ebola virus outbreak, and then reassessed following rapid iron ore price declines over the ensuing period since.

Now that mining at the Gangra deposit has commenced, ArcelorMittal Liberia has launched a feasibility study to identify the optimal concentration solution in a phased approach for utilising the significant lower grade resources at Tokadeh. The results of the feasibility study are anticipated at the end of 2018.

ArcelorMittal remains committed to Liberia where it operates a full value chain of mine, rail and port and where it has been operating the mine on a DSO basis since 2011. The Company believes that ArcelorMittal Liberia presents a strong, competitive source of product ore for the international market based on continuing DSO mining and subsequent shift to a high grade, long-term sinter feed concentration phase.

Appendix 3: Debt repayment schedule as of March 31, 2018

Debt repayment schedule (USD billion)	2018	2019	2020	2021	2022	≥2023	Total
Bonds	0.5	0.9	1.9	1.4	1.6	2.8	9.1
Commercial paper	1.3	-	-	-	-	-	1.3
Other loans	1.2	0.4	0.2	0.4	0.2	0.6	3.0
Total gross debt	3.0	1.3	2.1	1.8	1.8	3.4	13.4

Appendix 4: Terms and definitions

Unless indicated otherwise, or the context otherwise requires, references in this earnings release report to the following terms have the meanings set out next to them below:

Average steel selling prices: calculated as steel sales divided by steel shipments.

Cash and cash equivalents: represents cash and cash equivalents, restricted cash and short-term investments.

Capex: represents the purchase of property, plant and equipment and intangibles.

EBITDA: operating income plus depreciation, impairment expenses and exceptional income/ (charges).

EBITDA/tonne: calculated as EBITDA divided by total steel shipments.

Exceptional income / (charges): relate to transactions that are significant, infrequent or unusual and are not representative of the normal course of business of the period.

Foreign exchange and other net financing (loss) / gain: include foreign currency exchange impact, bank fees, interest on pensions, impairments of financial instruments, revaluation of derivative instruments and other charges that cannot be directly linked to operating income/(loss).

Free cash flow (FCF): Refers to net cash provided by (used in) operating activities less capex.

Gross debt: long-term debt, plus short-term debt (including those held as part of liabilities held for sale).

Liquidity: Cash and cash equivalents plus available credit lines excluding back-up lines for the commercial paper program.

LTIF: lost time injury frequency rate equals lost time injuries per 1,000,000 worked hours, based on own personnel and contractors.

MT: Refers to million metric tonnes

Market-priced tonnes: represent amounts of iron ore and coal from ArcelorMittal mines that could be sold to third parties on the open market. Market-priced tonnes that are not sold to third parties are transferred from the Mining segment to the Company’s steel producing segments and reported at the prevailing market price. Shipments of raw materials that do not constitute market-priced tonnes are transferred internally and reported on a cost-plus basis.

Mining segment sales: i) “External sales”: mined product sold to third parties at market price; ii) “Market-priced tonnes”: internal sales of mined product to ArcelorMittal facilities and reported at prevailing market prices; iii) “Cost-plus tonnes” - internal sales of mined product to ArcelorMittal facilities on a cost-plus basis. The determinant of whether internal sales are reported at market price or cost-plus is whether the raw material could practically be sold to third parties (i.e. there is a potential market for the product and logistics exist to access that market).

Net debt: long-term debt, plus short-term debt less cash and cash equivalents (including those held as part of liabilities held for sale).

Net debt/EBITDA: Refers to Net debt divided by last twelve months EBITDA calculation.

Net interest: includes interest expense and interest income

On-going projects: Refer to projects for which construction has begun (excluding various projects that are under development), even if such projects have been placed on hold pending improved operating conditions.

Operating results: Refers to operating income/(loss).

Operating segments: The NAFTA segment includes the Flat, Long and Tubular operations of USA, Canada and Mexico. The Brazil segment includes the Flat, Long and Tubular operations of Brazil and its neighboring countries including Argentina, Costa Rica and Venezuela. The Europe segment comprises the Flat, Long and Tubular operations of the European business, as well as Downstream Solutions. The ACIS segment includes the Flat, Long and Tubular operations of Kazakhstan, Ukraine and South Africa. Mining segment includes iron ore and coal operations.

Own iron ore production: Includes total of all finished production of fines, concentrate, pellets and lumps and includes share of production (excludes strategic long-term contracts).

PMI: Refers to purchasing managers index (based on ArcelorMittal estimates)

Seaborne iron ore reference prices: refers to iron ore prices for 62% Fe CFR China

Shipments: information at segment and group level eliminates intra–segment shipments (which are primarily between Flat/Long plants and Tubular plants) and inter-segment shipments respectively. Shipments of Downstream Solutions are excluded.

Steel-only EBITDA: calculated as EBITDA less Mining segment EBITDA.

Steel-only EBITDA/tonne: calculated as steel-only EBITDA divided by total steel shipments.

Working capital: trade accounts receivable plus inventories less trade and other accounts payable.

YoY: Refers to year-on-year.

1 The financial information in this press release has been prepared consistently with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”) and as adopted by the European Union. The interim financial information included in this announcement has been also prepared in accordance with IFRS applicable to interim periods, however this announcement does not contain sufficient information to constitute an interim financial report as defined in International Accounting Standard 34, “Interim Financial Reporting”. The numbers in this press release have not been audited. The financial information and certain other information presented in a number of tables in this press release have been rounded to the nearest whole number or the nearest decimal. Therefore, the sum of the numbers in a column may not conform exactly to the total figure given for that column. In addition, certain percentages presented in the tables in this press release reflect calculations based upon the underlying information prior to rounding and, accordingly, may not conform exactly to the percentages that would be derived if the relevant calculations were based upon the rounded numbers. This press release also includes certain non-GAAP financial measures. ArcelorMittal presents EBITDA, and EBITDA/tonne, which are non-GAAP financial measures and defined in the Condensed Consolidated Statement of Operations, as additional measurements to enhance the understanding of operating performance. ArcelorMittal believes such indicators are relevant to describe trends relating to cash generating activity and provides management and investors with additional information for comparison of the Company’s operating results to the operating results of other companies. ArcelorMittal also presents net debt as an additional measurement to enhance the understanding of its financial position, changes to its capital structure and its credit assessment. ArcelorMittal also presents free cash flow, which is a non-GAAP financial measure defined in the Condensed Consolidated Statement of Cash flows, because it believes it is a useful supplemental measure for evaluating the strength of its cash generating capacity. Non-GAAP financial measures should be read in conjunction with and not as an alternative for, ArcelorMittal's financial information prepared in accordance with IFRS. Such non-GAAP measures may not be comparable to similarly titled measures applied by other companies.

2 On March 28, 2018, ArcelorMittal announced the completion of its share buyback program. ArcelorMittal has repurchased 7 million shares for a total value of approximately €184 million (equivalent $226 million) at an approximate average price per share of €26.34 (equivalent to $32.36)

3 At the Extraordinary General Meeting held on May 10, 2017, the shareholders approved a share consolidation based on a ratio 1:3, whereby every three shares were consolidated into one share (with a change in the number of shares outstanding and the accounting par value per share). The figures presented for the basic and diluted earnings per share reflect this change.

4 On April 20, 2018, following the approval by the Brazilian antitrust authority – CADE of the combination of ArcelorMittal Brasil’s and Votorantim’s long steel businesses in Brazil subject to the fulfilment of divestment commitments, ArcelorMittal Brasil agreed to dispose of its two production sites of Cariacica and Itaúna, as well as some drawing equipment of ArcelorMittal Brasil and ArcelorMittal Sul-Fluminense. The sale was completed early May 2018 to the Mexican Group Simec S.A.B. de CV. A second package of some drawing equipment of ArcelorMittal Brasil and ArcelorMittal Sul-Fluminense were sold to the company Aço Verde do Brasil as part of CADE's conditional approval.

5 China Oriental completed a share placement to restore the minimum 25% free float as per Hong Kong Exchange listing requirements. Following the share placement, ArcelorMittal’s interest in China Oriental decreased from 47% to 39%, as a result of which ArcelorMittal recorded a net dilution loss of $44 million. In January 2018, China Oriental issued 192 million additional shares in connection with the exercise of all outstanding stock option plans. As a result, ArcelorMittal’s interest decreased from 39% to 37%.

6 ArcelorMittal Mines Canada, otherwise known as ArcelorMittal Mines and Infrastructure Canada.

7 In December 2017, ArcelorMittal committed to a plan to sell its 100% owned subsidiary Go Steel Frýdek Místek ("Frýdek Mistek"). At December 31, 2017, the carrying amount of assets and liabilities subject to the transaction were classified as held for sale. The sale was completed in 1Q 2018.

8 On December 16, 2016, ArcelorMittal signed a €350 million finance contract with the European Investment Bank in order to finance European research, development and innovation projects over the 2017-2020 period within the European Union, predominantly France, Belgium and Spain, but also in the Czech Republic, Poland, Luxembourg and Romania. The Company benefits from a guarantee from the European Union under the European Fund for Strategic Investments.

9 On December 21, 2016, ArcelorMittal signed an agreement for a $5.5 billion revolving credit facility (the "Facility"). The agreement incorporates a first tranche of $2.3 billion maturing on December 21, 2019, and a second tranche of $3.2 billion maturing on December 21, 2021. The Facility may be used for general corporate purposes. As of March 31, 2018, the $5.5 billion revolving credit facility was fully available.

10 Dividends are announced in US dollars. Dividends are paid in US dollars for shares traded in the United States in the form of New York registry shares. Dividends are paid in EUR for shares listed on the European Stock Exchanges (Amsterdam, Paris, Luxembourg, MTS) and converted from US dollars to EUR based on the European Central Bank exchange rate at May 15, 2018. A Luxembourg withholding tax of 15% is applied on the gross dividend amounts. Dividend record date is May 18, 2018 and payment date June 13, 2018.

11 Assets and liabilities held for sale, as of March 31, 2018, primarily include the carrying value of the USA long product facilities at Steelton (“Steelton”), and Cariacica and Itauna industrial plants in Brazil (sold in May 2018 as remedy package for Votorantim acquisition). Assets and liabilities held for sale, as of December 31, 2017, primarily include the carrying value of Steelton and Frydek Mistek assets in Czech Republic (which was sold in 1Q 2018). Assets and liabilities held for sale, as of March 31, 2017, primarily include the carrying value of Steelton.

First quarter 2018 earnings analyst conference call

ArcelorMittal will hold a conference call hosted by Heads of Finance and Investor Relations for members of the investment community to discuss the three-month period ended March 31, 2018 on: Friday May 11, 2018 at 9.30am US Eastern time; 2.30pm London time and 3.30pm CET.

The dial in numbers are:
Location	Toll free dial in numbers	Local dial in numbers	Participant
UK local:	0800 0515 931	+44 (0)203 364 5807	10560913#
US local:	1 86 6719 2729	+1 24 0645 0345	10560913#
US (New York):	1 86 6719 2729	+ 1 646 663 7901	10560913#
France:	0800 914780	+33 1 7071 2916	10560913#
Germany:	0800 965 6288	+49 692 7134 0801	10560913#
Spain:	90 099 4930	+34 911 143436	10560913#
Luxembourg:	800 26908	+352 27 86 05 07	10560913#
A replay of the conference call will be available for one week by dialing: +49 (0) 1805 2047 088; Access code 520877#

Forward-Looking Statements

This document may contain forward-looking information and statements about ArcelorMittal and its subsidiaries. These statements include financial projections and estimates and their underlying assumptions, statements regarding plans, objectives and expectations with respect to future operations, products and services, and statements regarding future performance. Forward-looking statements may be identified by the words “believe”, “expect”, “anticipate”, “target” or similar expressions. Although ArcelorMittal’s management believes that the expectations reflected in such forward-looking statements are reasonable, investors and holders of ArcelorMittal’s securities are cautioned that forward-looking information and statements are subject to numerous risks and uncertainties, many of which are difficult to predict and generally beyond the control of ArcelorMittal, that could cause actual results and developments to differ materially and adversely from those expressed in, or implied or projected by, the forward-looking information and statements. These risks and uncertainties include those discussed or identified in the filings with the Luxembourg Stock Market Authority for the Financial Markets (Commission de Surveillance du Secteur Financier) and the United States Securities and Exchange Commission (the “SEC”) made or to be made by ArcelorMittal, including ArcelorMittal’s latest Annual Report on Form 20-F on file with the SEC. ArcelorMittal undertakes no obligation to publicly update its forward-looking statements, whether as a result of new information, future events, or otherwise.